UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	10 September 2020

Release Number	12/20

BHP climate change briefing

BHP today provided an update on its progress on climate action, new climate commitments, and how it integrates climate change into corporate strategy and portfolio decisions.

BHP’s climate change approach focuses on reducing operational greenhouse gas emissions, investing in low emissions technologies, promoting product stewardship, managing climate-related risk and opportunity, and partnering with others to enhance the global policy and market response.

BHP supports the aim of the Paris Agreement to limit global warming to well below 2°C above pre-industrial levels, and pursue efforts to limit warming to 1.5°C.

BHP has been active in addressing climate risks for more than two decades, and has already established its long-term goal of achieving net zero operational (Scope 1 and 2) emissions by 2050 and its short-term target of maintaining operational emissions at or below adjusted FY2017 levels by FY2022, using carbon offsets as required.

In the past year, BHP has made good progress. The Escondida and Spence copper mines in Chile will move to 100 per cent renewable energy by the mid-2020s, and last week BHP awarded a new renewable energy contract for its Queensland Coal assets, and the world’s first LNG-fuelled Newcastlemax bulk carrier tender.

BHP’s climate change briefing and 2020 climate change report, also published today, outline how the company will accelerate its own actions and help others to do the same. Today’s update sets out:

•	A medium-term target to reduce operational greenhouse gas emissions by at least 30 per cent from adjusted FY2020 levels by FY2030, using carbon offsets as required.

•	Scope 3 actions to contribute to decarbonisation in our value chain.

•	Strengthened linking of executive remuneration to delivery of BHP’s climate plan.

•	Insight into the performance of BHP’s portfolio in a transition to a 1.5°C scenario.

BHP Chief Executive Officer, Mike Henry, said: “I’m pleased today to show how we are accelerating our own actions and helping others to do the same in addressing climate change. We see ourselves as accountable to take action. We recognise that our investors, our people and the communities and nations who host our operations or buy our products have increasing expectations of us – and are responsive to these.

“Our approach to climate change is defined by a number of key requirements. Our actions must be of substance. They must be real, tangible actions to drive emissions down. We must focus on what we can control inside our business, and work with others to help them reduce emissions from the things that they control. To create long-term value and returns over generations, we must continue to generate value and returns within the strong portfolio we have today, while shaping our portfolio over time to benefit from the megatrends playing out in the world including decarbonisation and electrification.

“Our portfolio is well positioned to support the transition to a lower carbon world aligned with the Paris Agreement. It includes commodities that are essential for global economic growth and the world’s ability to transition to, and thrive in, a low carbon future. Climate change action makes good economic sense for BHP and enables us to create further value.”

Further information on BHP can be found at: bhp.com

Authorised for lodgement by: Caroline Cox Group General Counsel & Company Secretary

Media Relations Email: media.relations@bhp.com	Investor Relations Email: investor.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 411 071 715

Europe, Middle East and Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

Americas

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

Brian Massey

Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

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BHP Building a better world Climate change briefing 10 September 2020

Disclaimer BHP Climate Change Report 2020 This presentation should be read in conjunction with the BHP Climate Change Report 2020 available at bhp.com. The information in this presentation provides a concise overview of certain aspects of that Report and may omit information, analysis and assumptions and, accordingly, BHP cautions readers from relying on the information in this presentation in isolation. Forward-looking statements This presentation contains forward-looking statements, including statements regarding: supply and demand for commodities; plans, strategies and objectives of management; assumed long-term scenarios; potential global responses to climate change; the development of certain technologies; and the potential effect of possible future events on the value of the BHP portfolio. In particular, such statements may include, but are not limited to, statements that relate to the purpose, goals, targets, plans and objectives of BHP, assumptions made in energy, and other forms of environmental transition scenarios, as well as statements about how we run our business, including our work with contractors and partners. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward looking statements in this presentation are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements or guidance. There are a number of factors that may have an adverse effect on our results or operations, including those identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events. Forward looking statements speak only as of the date of this presentation or the date planning process assumptions or scenario analysis assumptions were adopted, as relevant. Past performance cannot be relied on as a guide to future performance. Presentation of data Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content is contained on slides 39 and 40. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organisation’, ‘Group’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F. Those terms do not included non-operated assets. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Climate change briefing 10 September 2020 2    BHP

Building a better world Mike Henry Chief Executive Officer

Accountability, expectations and value We take climate change seriously and are demonstrating leadership in addressing it     • Emissions are created in production, transport and use of Demonstratingour products Accountability •We have a role to play in addressing climate risk •We embrace our responsibility to act Meeting•Our stakeholders have increasing expectations of us Expectations •We are committed to leading the evolution of our industry Protecting•Stronger climate action can deliver greater value for BHP and creating•We are a major provider of commodities key to enabling a Value low carbon transition Climate change briefing 10 September 2020 4BHP

Clear requirements drive better outcomes We hold ourselves to clear requirements in determining the actions we take on climate    Actions of Substance • Contribute to actual and meaningful emissions reduction • Supported by well thought through plans    Clear in our Focus • Reduce emissions that we control • Partner with others to enable reduction in emissions elsewhere in the value chain • Apply our expertise, commercial position and funding for greatest impact    Actively shaping our Portfolio • Protect and grow value and returns in the short, medium and long term • Assess commodity attractiveness over multiple time horizons • Increase options in commodities with greatest upside from decarbonisation and electrification    Climate change briefing 10 September 2020 5    BHP

Our purpose To bring people and resources together to build a better world    BHP

Our resources are essential to daily life

Our industry must grow if the world is to decarbonise while continuing to improve living standards

Cumulative demand to 2050
(Compared to prior 30 years, 1.5°C scenario[1])

Commodity	Cumulative demand	traditional	*plus* emerging
Future facing commodities:			
Nickel	3.7x	Stainless steel, refrigerators, cookware, homeware, medical equipment	*Electrification mega-trends* Electric vehicle batteries, grid storage solutions
Potash	2.3x	Feeding the world	*Improved diets, and optimised land use* Replenishing depleted soils, crop quality, biofuels
Copper	2.1x	Home wiring, power cables, cars, smart phones, televisions, laptops, air conditioners	*Electrification mega-trends* Wind turbines, electric vehicles, solar panels, battery charging
Steelmaking commodities:			
Iron ore	1.8x	Cities, hospitals, schools, houses, bridges, trains, cars	*Supporting development and clean energy transition* Wind turbines, carbon capture infrastructure, climate adaptation
Met coal	1.5x		
Petroleum:			
Natural gas	1.6x	Home heating, home cooking, electricity	*Support mobility and everyday modern life* LNG shipping, advanced materials, pairing with renewables, e-commerce revolution
Oil	0.8x	Driving, air travel, cleaning products, medical and hygiene products, building roads	

Climate change briefing
10 September 2020
7

BHP

Leading with action     Substantive and measurable 1 A mid-term target to reduce operational greenhouse gas (GHG) emissions by at least 30% from FY2020 levels2 by FY2030 Scope 3 actions to enable decarbonisation in our value chain •steelmaking: support industry to develop technologies and pathways capable of 30% 2 emissions intensity reduction with widespread adoption expected post-2030 •transportation: support emissions intensity reduction of 40% in BHP-chartered shipping of our products Strengthened link between climate change performance and executive 3 remuneration •10% of the Cash and Deferred Plan scorecard •Implicit in Long-Term Incentive Plan through link to total shareholder return 4 Portfolio assessed against a 1.5°C scenario Note: In the BHP Climate Change Report 2020, the ‘mid-term’ target is described as our medium-term target. Climate change briefing 10 September 2020 8 BHP

We continue to take action Committed to supporting decarbonisation of our industry Collaborating to solve problems and lower emissions across our industry    Renewable power contracts 100% renewable energy in Escondida and Spence assets by mid-2020sïƒ¼Path to zero power emissions by 2030 for our Queensland Coal assets    LNG-fuelled bulk carrier contract Reduction in emissions up to 34% per voyage Carbon Capture Utilisation and Storage (CCUS) BHP-SaskPower International CCS Knowledge Centre seeks to accelerate CCUS Climate change briefing     10 September 2020 9 BHP

BHP Strategy and capital allocation Johan van Jaarsveld Chief Development Officer

Climate change is core to everything we do Consideration is critical to maximising value and returns    Our Strategy is to have the best commodities, the best assets and the best culture and capabilities. We incorporate climate change scenarios into our strategic choices to guide our strategic direction and capital allocation Social value embeds a holistic approach to decision making to benefit all stakeholders and drive better business outcomes. Social value is an essential precondition to shareholder value Our Capital Allocation Framework incorporates climate change through ensuring transparent competition between decarbonisation opportunities and rigorously prioritising cash in alignment our Strategy    Climate change briefing     10 September 2020 11 BHP

Our portfolio is tested across a range of futures We use scenarios to consider opportunities and risks3 Value 1.5°C Scenario Decarbonisation • Swift decarbonisation of power of stationary • Rapid electrification of all end power use sectors Lower Carbon View • CCUS required for offsets and heavy industry • High electric vehicle and renewables penetration • Harder to abate sectors still difficult to decarbonise Biosphere Climate Crisis Licence to • Delayed decarbonisation Electrification of operate • Economic impacts of climate crisis transport downgrades all commodities Central Energy View • Expected policy trajectory • Developing world prioritises affordability over decarbonisation Circular economy Time to impact Note: Represents possible impact on our current portfolio without portfolio management to mitigate against risks or seize opportunities. Themes are not mutually exclusive or exhaustive, outcomes from one theme could impact our view on severity, timeframes, or strategic considerations for other themes. Refer to the BHP Climate Change Report 2020 for more information about these climate-related scenarios and their assumptions. Climate change briefing 10 September 2020 12 BHP

What does a 1.5 degree transition look like? Paris Agreement goals met through large-scale changes to the global energy, industrial and land-use systems Total primary energy demand3 Energy-related CO emissions 2 (Btoe) (Gt CO2-e) Today 2050 20 36 Emissions (RHS) Fossil fuels in the Approximately 80% primary energy mix half Electric light 5 million >2 billion vehicles Other 10 18 Homes heated by Oil 1 in 50 1 in 3 solar and wind Natural gas CCUS facilities <20 ~10,000 Coal4 0 0 Land used for Last 30 years Next 30 years 14,200 km2 +4,000,000 km2 2020* afforestation5 * CY2020 forecast taken from International Energy Agency. Scenario analysis was developed prior to the impacts of the COVID-19 pandemic, and therefore any possible effects of the pandemic were not considered in the forecast for 2021-50. Climate change briefing 10 September 2020 13 BHP

Most of our commodities benefit in a decarbonising world As decarbonisation accelerates the world will require more copper, nickel, potash and steel 1.5°C Scenario Central Energy View Cumulative demand in the next 30 years compared to the last 30 years Lower Carbon View (%) Oil demand outlook (%, indexed to 2005-2019 cumulative demand) Climate Crisis Planning range9 150 ~350% 100 300 50 0 2021-2035 2036-2050 200 100 0 Iron ore6 Metallurgical Nickel 7 Copper 7 Natural gas Oil Uranium8 Potash coal6 40% 15% 2% 24% 6% 7% 1% Average contribution to revenue FY2016-2020 Source: BHP, Vivid Economics. Climate change briefing 10 September 2020 14    BHP

Managing our portfolio for value, risk and returns Climate change is embedded in our strategic decisions    Best Commodities Best Assets Best Capabilities • Growth in future facing commodities; • Expandable assets, particularly in growth • Commercially minded growth capabilities; specifically copper, nickel and potash commodities exploration, acquisition and partnerships • Focus on maximising value from high • High-margins • Innovation and venturing for value quality and low cost iron ore • Low emissions intensity and minimal conversion and first mover advantage • Simplified coal portfolio to focus on higher environmental footprint • Strategic partnerships to support quality metallurgical coal • Continued focus on productivity and decarbonisation • Oil and advantaged gas attractive near decarbonisation • Underpinned by rigorous risk management term; balanced investment in opportunities resilient to long-term uncertainty    Climate change briefing 10 September 2020 15    BHP

Amongst lowest operational emissions intensities Our operated assets are well positioned and are set to continue reducing carbon emissions PPAs in Chile will deliver significant benefits Renewable power will improve Nickel intensity Our Petroleum business is well positioned Tonnes CO2-e per tonne of copper equivalent Tonnes CO2-e per tonne of nickel equivelent10 Tonnes CO2-e per thousand barrels of oil11 25 200 60 20 Dam Norte 150 40 15 100West BHP 10 Olympic Pampa Positioning post Escondida Kayros execution 20 50 5 Nickel 0 0% 25% 50% 75% 100% 0 0% 25% 50% 75% 100% 0 0% 25% 50% 75% 100% WAIO is the lowest intensity producer PPAs are reducing Metallurgical Coal intensity Scope 1 + 2 emissions from operated assets Kilograms CO -e per tonne of product Tonnes CO -e per tonne of product Scope 3 emissions to comparable industry 2 2 reference point (includes freight and port)12 400 1.00 0.80 300 0.60 200 0.40 Positioning post 100 CleanCo contract BHP WAIO 0.20 execution 0 0% 25% 50% 75% 100% 0.00 0% 25% 50% 75% 100% Source: Skarn Associates, Wood Mackenzie and BHP internal analysis. Climate change briefing 10 September 2020 16    BHP

Disciplined assessment of decarbonisation opportunities • Our Capital Allocation Framework enables us to align investment with our strategy and to respond to emerging risks and opportunities • Climate-related forecasts (including carbon pricing) are incorporated into life of asset and project evaluations • Emission reduction projects are considered as part of the maintenance capital category of the Capital Allocation Framework • Examples of emission reduction projects considered include: – solar power installation – alternative material movement technologies such as overland conveyors and in-pit crush and convey – trolley assist to displace diesel for haul trucks 10 September 2020 Climate change briefing 17 Operating productivity Capital productivity Net operating cash flow Maintenance Capital Strong balance sheet Minimum 50% payout ratio dividend Excess cash flow Buy-backs Acquisitions/ (divestments) Balance sheet Organic development Additional dividends Decarbonisation is embedded within our strategic planning, capital allocation and investment decision processes BHP

Our Climate Investment Program supports decarbonisation

We are investing to accelerate low emissions technologies and support natural climate solutions

US$400m

Five-year Climate Investment Program (CIP) (announced in July 2019)

Scope 1 & 2		Offsets	Scope 3	
Applied now in operated assets	Future technology optionality	Carbon offsets	Applied to support value chain emissions reduction now	Future technology optionality
Potential Focus Areas				
• Renewable energy • Fuel switching • Energy efficiency • Power storage	• Electrification • Diesel displacement • Mineral carbonation • Low-emissions fuels	• Blue Carbon • REDD+ • BHP land projects • Article 6 bilateral agreements	• Shipping • Customer / supplier emissions • CCUS • Blockchain for transparent reporting	• Alternative steel-making pathways • Enhanced battery materials • Broad-scale carbon utilisation • Direct Air Capture

Investment Toolkit

- Internal innovation and activity
- Industry partnerships
- Customer and supplier partnerships
- Direct equity investments
- Other

Climate change briefing
10 September 2020

18

BHP

Managing climate risks and opportunities Fiona Wild VP, Sustainability and Climate Change BHP

Our mid-term target, aligned with the Paris Agreement Our long-term goal • To achieve net-zero operational emissions by 2050 Our new mid-term target • To reduce our operational emissions by at least 30% from FY2020 levels15 by FY2030 • This target falls within the range of emissions reductions required to be aligned with the goals of the Paris Agreement • The target year of FY2030 provides scope for realising significant decarbonisation opportunities, while establishing a trajectory to meet our 2050 net-zero goal • Our operated assets are developing decarbonisation plans in line with the proposed mid-term target Emissions forecast range13 (kt of CO2-e) 10 September 2020 Climate change briefing An ambitious, yet achievable pathway for our business to meet our long-term net zero goal Source: BHP internal analysis. 0 3,000 6,000 9,000 12,000 15,000 18,000 FY20 FY30 FY40 FY50 Planned emissions Emissions forecast range Renewable power agreements14 20 BHP

The pathway to net zero operational emissions 10 September 2020 Climate change briefing 21 Timeframes to reduce emissions from electricity and diesel will differ, with the latter reliant on technological advancement 40% Electricity Diesel displacement Other FY2020 operational emissions Note: Graph is illustrative only, not to scale. Other includes boiler heating sources, other hard to abates such as fugitive emissions, and use of offsets. Optimised timeframe for delivery 2020 2030 2050 2020 2030 2050 2020 2030 2050 40% 20% 2020 2050 BHP

Renewable electricity lowering costs and emissions • 3 Mt CO2-e per annum reduction from FY2022 – reduction in absolute BHP operational emissions by ~15% • 20% reduction in procured electricity prices; NPV positive 10 September 2020 Climate change briefing 22 Power agreements will deliver ongoing emissions reduction and support our pathway to net zero 430 MW coal based PPA with Angamos • 50% renewable energy for half of BMA/BMC electricity demand; supporting two greenfield renewable projects • 30% reduction in price relative to FY2020 actual 50% scope 2 emission reduction (1.7 Mt CO2-e over five year term)17 (Annual emissions, Mt CO2-e) 0.3 0.6 0.9 1.2 CY20e CY21e CY22e CY23e CY24e CY25e Existing power procurement With firm renewable contract â†“~50% 200 80 45 2008 2013 2019 Renewables and interconnection reduced power prices (Public power prices at time of entering PPA agreements, US$ per MWh)16 517 MW coal based PPA with Tamakaya 6 TWh renewable based PPA with ENEL and Colbún Source: Prices published by Chilean Independent System Operator. â†“~78% BHP

Implement and scale Trial technology and improve Diesel displacement is being advanced on multiple fronts 10 September 2020 Climate change briefing 23 Estimating electricity requirements of material movement and greening underlying power Materials handling and mine planning studies on options such as trolley assist and conveyors Collaboration with Original Equipment Manufacturers to deliver long lead-time solutions Partnerships with other producers to trial emerging technologies such as hydrogen Transitioning from diesel to electricity can unlock value and provide flexibility for integration of emerging technologies 2020 2040 Trolley assist Trolley + battery Widespread adoption Diesel electric Mixed mechanical / electric fleet Options identification and technology development Diesel transformation acceleration challenge (CO2-e) BHP

Addressing Scope 3 emissions 10 September 2020 Climate change briefing 24 Supporting emission reductions across our value chains through partnership FY2021 actions 2030 goals Long-term vision Processing and use of sold products ,· Two partnerships with customers in the steel-making sector ,· Additional CCUS and Direct Air Capture (DAC) investments and contributions ,· Support industry to develop technologies and pathways capable of 30% emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030 Supporting the economy-wide transition necessary to meet the Paris Agreement goals by working with customers and suppliers to achieve sectoral decarbonisation Transportation of sold products ,· Deliver initiatives on GHG emissions reductions (e.g. vessel selection, LNG-fuelled bulk carrier tender and study into biofuel bunkering) ,· Support 40% emissions intensity reduction of BHP-chartered shipping of our products BHP

Partnering to address Scope 3 emissions • The International CCS Knowledge Centre, founded by BHP and SaskPower, seeks to accelerate CCUS via shared learnings • The Knowledge Centre has released a ground-breaking study of second-generation CCUS, demonstrating large cost savings • The Knowledge Centre has engaged across multiple sectors: ïƒ¼ A feasibility study of a 600 ktpa capture facility at a cement plant in Canada ïƒ¼ Includes engagement across natural gas, power (including biomass) and other industrial sectors 10 September 2020 Climate change briefing 25 • World’s first LNG-fuelled Newcastlemax from early 2022 • 5 year time charter of 5 LNG-fuelled Newcastlemax bulk carriers • This partnership will: Reduce emissions by up to 34% per voyage Allow BHP to better manage fuel supply risk Build LNG operations capability Optimise voyage operations and fuel utilisation Supporting industry decarbonisation in line with our Scope 3 goals BHP

Strengthening the link to executive remuneration 10 September 2020 Climate change briefing 26 Climate change is a material governance and strategic issue 5 year total shareholder return performance relative to peer groups • Reductions in operational GHG emissions • Short and mid-term actions to reduce operational emissions on the pathway to net-zero emissions • Short and mid-term actions to address Scope 3 emissions • Cascaded to management and workforce 10% of the annual scorecard aligned to climate change related targets and goals Cash and Deferred Plan (CDP) • How we manage the risks and opportunities that climate change presents has significant implications for the long-term sustainable value creation of BHP Implicit in Long-Term Incentive Plan (LTIP) BHP

Transparency and disclosure are key • We have a record of sector-leading climate-related disclosure: ISS QualityScore—top ranking TPI—one of only 8 companies to receive the top rating of 4* CDP—score of A- • We were one of the first companies to align with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) • We provide more detail on our approach to climate change in our BHP Climate Change Report 2020 launched today, which aligns with TCFD recommendations 10 September 2020 27 Our climate change strategy is supported by our commitment to transparent reporting and disclosure Climate change briefing BHP

Conclusion Well positioned Clear and ambitious plans Options for substantial value

Appendix BHP

Social value drives our competitive advantage 30 Social value protects our business today and positions us to take advantage of future opportunities S O C I A L V A L U E Best commodities Best assets Best culture and capabilities Access to resources ïƒ¼ Obtain and retain rights to operate and expand our current asset base ïƒ¼ Be partner-of-choice to governments and communities in new and existing jurisdictions Access to markets Be the supplier of choice for the best customers Sell our products into the widest range of countries Access to best talent Attract best-in-class talent to our Company Develop skills in our workforce to drive productivity gains Access to best partners Secure our choice of commercial partners to drive value creation Form strong local community partnerships in support of our operated assets for the long term Access to capital Achieve widest access to equity and debt capital markets 10 September 2020 Climate change briefing BHP

Social value scorecard

We transparently track our performance on our social value commitments and we are making good progress

Category	Key indicators[1]	FY19	H1 FY20	H2 FY20	FY20	Target
Safety & Health	Fatalities	1	0	0	0	Zero work-related fatalities
	High Potential Injury (HPI) frequency (per million hours worked)	0.31	0.32	0.14	0.24	Year-on-year improvement of our HPI frequency
	Total Recordable Injury Frequency (TRIF) (per million hours worked)	4.7	4.6	3.7	4.2	Year-on-year improvement in TRIF
Environment	Operational greenhouse gas (GHG) emissions (Mt CO_2-e)	15.3[2]	7.9	7.9	15.8	Short term target: By FY2022, maintain operational GHG emissions at or below FY2017 levels[3], while we continue to grow our business. Mid-term target: To reduce our operational emissions by at least 30% from FY2020 levels[4] by FY2030 Long term goal; achieve net-zero operational emissions by 2050
	Fresh water withdrawals (GL)	155.6	75.0	52.0	127.0	Reduce FY2022 fresh water withdrawal by 15 per cent from FY2017 levels[5]
Community	Social investment (US$m)	93.5	29.8	119.8	149.6	No less than one per cent of pre-tax profit (three-year rolling average)
	Local procurement spend (US$m)	1,903	949	972	1,922	Support the growth of local businesses in the regions where we operate
Inclusion & Diversity	Female workforce participation (%)	24.5	24.8	26.5	26.5	Aspirational goal for gender balance by CY2025
	Australia Indigenous workforce participation (%)	5.6	5.8	6.5	6.5	Aim to achieve 5.75 per cent by the end of FY2020[6]
	Chile Indigenous workforce participation (%)	5.9	6.3	6.6	6.6	Increase representation from prior year[6]

Climate change briefing
10 September 2020

31

BHP

Climate change scenarios

Our portfolio is tested across a range of futures

	1.5 degrees	Lower Carbon View	Central Energy View	Climate Crisis
	Paris Agreement goals met through unprecedented large-scale changes to the global energy system	*Faster and deeper decarbonisation trends and policies, particularly in the easier to abate sectors*	*Reflects our view on the most likely pathway for policy, technology and consumer choice*	*A climate shock leads to turmoil and massive economic contraction and hands a mandate to governments to coordinate and enact wide-sweeping climate policies*

Total primary energy demand (Btoe)



Last 30 years
Next 30 years
Last 30 years
Next 30 years
Other
Oil
Gas
Coal
Last 30 years
Next 30 years
Last 30 years
Next 30 years

Fossil fuel share of power generation



Today
2035
2050
Today
2035
2050
Today
2035
2050
Today
2035
2050

Electrified LDV fleet



100%
0%
Today
2050
Today
2050
Today
2050
Today
2050

	1.5 degrees	Lower Carbon View	Central Energy View	Climate Crisis
CCUS	• 10,000 CCUS facilities installed • 6 Bt of carbon captured by 2050	• CCUS is relegated to non-power "harder to abate" sectors • Technology constrained by high upfront capital costs and lack of storage availability		• ~1 Bt of CCUS captured by 2050 • Policy push enables CCUS in non-power sector post-crisis
Carbon Price	Effective global carbon price of US$160/t in 2030 and US$280/t in 2050	Regional carbon prices ranging from US$25-110 by 2030	Regional carbon prices ranging from US$10-40 by 2030	**Pre-crisis:** Regional carbon prices average <$10/t **Post-crisis:** Global carbon price increases to $160/t

Climate change briefing
10 September 2020

32

BHP

Continuing to thrive in a decarbonising world 10 September 2020 Climate change briefing 33 Active portfolio management will maximise upside FY20 FY30 FY40 FY50 Rolling present value7 relative to Central Energy View Relative value over time Net operational emissions forecast Central Energy View Lower Carbon View 1.5°C Scenario Climate Crisis (CO2-e) BHP

Portfolio of operational decarbonisation solutions

Decarbonisation investments vary by capital intensity, value, emissions reductions and technology readiness

- Broad portfolio of opportunities across our operated assets
- Projects are prioritised at a Group level to deliver optimised outcomes based on ease of implementation, impact to operations and technology readiness in addition to financial metrics
- Diesel displacement offers significant emission reduction as well as operating cost benefits
  - however, technology and execution risks remain high
- Multiple co-benefits (reduced diesel particulate matter, reduced noise/heat, automation compatibility)
  - these represent upside to the illustrated abatement curve
- We continue to study decarbonisation solutions and will preserve optionality as technology and costs change

Marginal abatement[9,10]


US$/t CO_2
100
50
0
(50)
Zero Emissions Material Movement (ZEMM)
Zero Emissions Electricity (ZEE)
Diesel other
Gas
0
2,000
4,000
6,000
8,000
10,000
kt CO_2e

Climate change briefing
10 September 2020

34

BHP

Strong track record in reducing operational emissions Our short-term target • By FY2022, maintain our operational emissions at or below FY2017 levels3, while we continue to grow our business FY2020 Performance • The majority of our operational emissions came from electricity procurement and self-generation (40%) and diesel use (40%) • Fugitive emissions (12%) e.g. from coal mining are hard to abate with current technologies • Increase 3% YoY due to increased production and energy usage at WAIO, and increased energy usage at the BMA and BMC and Nickel West • We are on track to meet our FY2022 target; due primarily to implementation of renewable energy contracts in Chile 10 September 2020 Climate change briefing 35 On track to meet our short-term target to keep our FY2022 emissions at or below FY2017 levels WAIO: Western Australia Iron Ore, BMA: BHP Mitsubishi Alliance; BMC: BHP Mitsui Coal (BMC). 0 10 20 30 40 50 60 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 Scope 1 Scope 2 FY06 baseline FY17 baseline Scope 1 and 2 GHG emissions11 (millions of tonnes CO2-e) 12 13 14 15 BHP

0 100 200 300 400 Purchased goods and services (including capital goods) Transportation and distribution Other Iron ore processing Copper processing Metallurgical coal Energy coal Crude oil and condensates Natural gas and Natural gas liquids Scope 3 emissions Scope 3 emissions (high-end estimate) Scope 3 emissions 10 September 2020 36 Scope 3 emissions FY2020 (Mt CO2-e)15 Climate change briefing We seek opportunities to partner with others across our value chain to enable the reduction of these emissions 16,17 18 19,20 19 20 21 21 21 BHP

Our support for natural climate solutions started in 2013 10 September 2020 37 Climate change briefing NCS represent one of the most cost-effective, ready solutions to mitigating climate change while also providing a host of co-benefits • Investment in Valdivan Coastal Reserve (first carbon project in Chile to receive CCB verification) • BHP is the among the first resources sector companies to integrate support for REDD+ into our climate change strategy • Establishment of REDD+ strategy • Investment in Five Rivers Conservation Project • Funded development and launch of the Consolidated Guide to the REDD+ Rules under the UNFCCC • Investment in the Alto Mayo REDD+ project (US$5M) • Invested to support world’s first Forest Bond with the International Finance Corporation • Launched Finance for Forests • Supported development of article on the private sector’s climate change risk and adaptation blind spots, published in Nature Climate Change • Renewed BHP-CI Alliance for another 5x years • Launched Finance for Forests 2.0 • Founding member of IETA’s Markets for Natural Climate Solutions initiative • Expansion of REDD+ strategy into Natural Climate Solutions strategy • Issued a request for proposals for NCS projects/concepts to be supported by market innovations • Support for the Alto Mayo REDD+ project via purchase of VCUs • Support for the Kasigau Corridor REDD project, via purchase of VCUs

Adaptation: managing physical climate risk 10 September 2020 Climate change briefing 38 Our approach is to consider risks across our operations, value chain, portfolio, communities and ecosystems Production inputs / infrastructure (controlled) Acute risk: Storm intensity at coal port • Increasing storm intensity and storm surge levels led to construction of a higher loading facility as part of expansion plans of Hay Point coal terminal in 2015 Acute risk: Cyclone disruption at WAIO • Adaptive management practices that allow WAIO to respond to an expected increase in cyclone intensity in the Pilbara region Chronic risk: Water scarcity and quality • Desalination investments in Chile Acute risk: Severe weather at offshore operations • Specifically designed severe weather mitigation systems for Petroleum Floating Production and Storage Offtake vessels (FPSOs) Risk-based approach to adaptation • We are updating our Adaptation Strategy, which will be finalised in FY2021 BHP

Footnotes 1. Slide 7: To stay within a carbon budget that keeps global warming to no more than 1.5°C, the 1.5°C scenario requires steep global annual emissions reductions, sustained for decades. This pathway to 2050 represents a major departure from today’s global trajectory. 2. Slide 8: FY2020 baseline will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. 3. Slide 12&13: Scenarios were developed prior to the impacts of the COVID-19 pandemic, and therefore any possible effects of the pandemic were not considered in the modelling. 4. Slide 13: Represents combined global energy demand for metallurgical coal and thermal coal. 5. Slide 13: The UN Food and Agriculture Organization reports that 14,200 km2 of forest was converted for other use over 2018-19. 2050 figure includes land converted for afforestation from 2020-50 (~4.3 million km2). 6. Slide 14: Iron ore and metallurgical coal demand based on Contestable Market (Global seaborne market plus Chinese domestic demand). 7. Slide 14: Nickel and copper demand references primary metal 8. Slide 14: Nuclear power was used as a proxy for historic and future cumulative demand for uranium. 9. Slide 14: Our Planning Ranges reflect our deterministic view of future outcomes for commodity demand. The low and high end of the range are constructed to be both plausible and challenging, with the balance of risks around these boundary cases necessarily skewed back towards the body of the range. 10. Slide 16: Nickel curve normalised to single finished end product. End use application may impact relative intensities. 11. Slide 16: Petroleum chart represents corporate emissions intensity of select individual petroleum producers accounting for ~35% of total production but is considered a representative sample of the broader industry. 12. Slide 16: Select scope 3 emissions included to aid comparability. Met Coal includes Freight + Port, Iron Ore includes Freight + Port, Copper includes Freight + Downstream, and Nickel includes Freight + Port + Ocean + Downstream. 13. Slide 20: Emissions forecast range includes growth projects highlighting the targeted reduction in absolute emissions. 14. Slide 20: Renewable power agreements refer to power agreements coming into effect at our Escondida and Spence copper assets in Chile, and a power purchasing agreement to supply 50% of our electricity needs across our Queensland Coal mines. 15. Slide 20: FY2020 baseline will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. 16. Slide 22: Power prices reflect annual public electricity prices and do not represent the specific PPA pricing. Stated power prices excludes other costs such as system charges and tolling fees. 17. Slide 22: A firm PPA agreement with CleanCo has been entered to meet 50% of Queensland Coal’s electricity needs. Of this portion, newly operational solar and wind farms are expected to progressively contribute up to half, which is supported by CleanCo’s low emissions portfolio. Combined with large-scale generation certificates, this will enable BHP to reduce Scope 2 emissions from its Queensland operations by 50% by 2025, based on FY2020 levels. 10 September 2020 Climate change briefing 39 BHP

Appendix footnotes 1. Slide 31: FY2019 presented on a total operations basis, except for operational GHG emissions, fresh water withdrawals and local procurement spend. 2. Slide 31: Operational GHG emissions have been revised subsequent to the FY2019 annual report following an HSE data audit, resulting in an improvement to emissions reporting methodology for our operated assets in Chile; previously reported as 14.2 Mt CO2-e. 3. Slide 31: FY2017 baseline will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. In FY2017, our operational GHG emissions were 14.6 Mt CO2-e (excluding Onshore US). Greenhouse gas emissions are subject to final sustainability assurance review. 4. Slide 31: FY2020 baseline will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. 5. Slide 31: In FY2017, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US). 6. Slide 31: Work is underway to establish mid-term targets for Indigenous workforce participation in Australia and Chile. 7. Slide 33: Present value of unlevered free cash flows. Data in this chart is based on our current portfolio and does not include any potential future divestments. 8. Slide 34: Scope 1 and 2 emissions have been calculated based on an operational control approach in accordance with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. Includes data for Continuing and Discontinued operations for the financial years being reported. Comparisons of data over the period FY2015 to FY2016 should be made with consideration of the divestment of South32 during FY2015 (FY2015 data excludes emissions from South32 operations between the date of the divestment and 30 June 2015). Data over the period FY2017 to FY2019 is displayed with Onshore US emissions shown separately for comparability (12 months of emissions in FY2017 and FY2018, and four months of emissions in FY2019 prior to divestment of this asset). 9. Slide 34: Represents the net present (benefit)/cost per tonne of carbon abated based on discounted net cash flows associated with individual decarbonisation projects and is stated in BHP equity terms. 10. Slide 34: Analysis should be considered indicative and remains subject to ongoing studies to confirm associated costs and benefits of individual projects. . 11. Slide 35: Scope 1 refers to direct GHG emissions from operated assets. 12. Slide 35: Scope 2 refers to indirect GHG emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operated assets. Our Scope 2 emissions have been calculated using the market-based method using supplier specific emissions factors, in line with the Greenhouse Gas Protocol Scope 2 Guidance unless otherwise specified. A residual mix is currently unavailable to account for voluntary purchases and this may result in double counting between electricity consumers. 13. Slide 35: The FY2006 baseline was adjusted as necessary for material acquisitions and divestments based on GHG emissions at the time of the applicable transaction. This was the baseline for our prior five-year GHG emission reduction target. 14. Slide 35: FY2017 is the base year for our current five-year GHG emissions reduction target, which took effect from FY2018. The FY2017 baseline has been adjusted for the divestment of our Onshore US assets to ensure ongoing comparability of performance. The baseline will continue to be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction; carbon offsets will be used as required. 15. Slide 36: Scope 3 emissions have been calculated using methodologies consistent with the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard. Scope 3 emissions reporting necessarily requires a degree of overlap in reporting boundaries due to our involvement at multiple points in the life cycle of the commodities we produce and consume. A significant example of this is that Scope 3 emissions reported under the ‘Processing of sold products’ category include the processing of our iron ore to steel. This third party activity also consumes metallurgical coal as an input, a portion of which is produced by us. For reporting purposes, we account for Scope 3 emissions from combustion of metallurgical coal with all other fossil fuels under the ‘Use of sold products’ category, such that a portion of metallurgical coal emissions is accounted for under two categories. This is an expected outcome of emissions reporting between the different scopes defined under standard GHG accounting practices and is not considered to detract from the overall value of our Scope 3 emissions disclosure. This double counting means that the emissions reported under each category should not be added up, as to do so would give an inflated total figure. For this reason we do not report a total Scope 3 emissions figure. We have included lower-end estimates of the Scope 3 emissions from the combustion of metallurgical coal that avoids the double counting of the emissions arising from iron and steel production. The lower-end estimates are reflected in the Iron ore processing emissions and Metallurgical coal emissions on the graph. Further details of the calculation methodologies, assumptions and key references used in the preparation of our Scope 3 emissions data can be found in the associated BHP Scope 1, 2 and 3 Emissions Calculation Methodology is available online at bhp.com/climate. 16. Slide 36: Includes product transport where freight costs are covered by BHP, for example under Cost and Freight (CFR) or similar terms, as well as purchased transport services for process inputs to our operations. 17. Slide 36: Product transport where freight costs are not covered by BHP, for example under Free on Board (FOB) or similar terms. 18. Slide 36: Includes Business Travel, Employee commuting Fuel and energy related activities and Investments categories. Investment category for BHP, covers the Scope 1 and Scope 2 emissions (on an equity basis) from our assets that are owned as a joint venture but not operated by BHP. 19. Slide 36: All iron ore production is assumed to be processed into steel and all copper metal production is assumed to be processed into copper wire for end use. Processing of nickel, zinc, gold, silver, ethane and uranium oxide is not currently included, as production volumes are much lower than iron ore and copper and a large range of possible end uses apply. Processing/refining of petroleum products is also excluded as these emissions are considered immaterial compared to the end-use product combustion reported in the ‘Use of sold products’ category. 20. Slide 36: Scope 3 emissions reported under the ‘Processing of sold products’ category include the processing of our iron ore to steel. This third party activity also consumes metallurgical coal as an input, a portion of which is produced by us. For the higher-end estimate, we account for Scope 3 emissions from combustion of metallurgical coal with all other fossil fuels under the ‘Use of sold products’ category, such that a portion of metallurgical coal emissions is accounted for under two categories. The low-end estimate apportions the emission factor for steel between iron ore and metallurgical coal inputs. The low-end estimate for iron ore only accounts for BHP’s Scope 3 emissions from iron ore and does not account for BHP’s or third party coal used in the steelmaking process. Scope 3 emissions from BHP’s coal are captured in the ‘Use of sold products’ category under metallurgical coal. 21. Slide 36: All crude oil and condensates are conservatively assumed to be refined and combusted as diesel. Energy coal, Natural gas and Natural gas liquids are assumed to be combusted. 10 September 2020 Climate change briefing 40 BHP

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 10, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary